On October 9, 2007, an affiliate of the Investment Adviser purchased the Funds position in Cheyne Finance LLC, which was no longer deemed an Eligible Security as defined in paragraph (a) (10) of Rule 2a-7. The securities were purchased for cash for an aggregate price of $121,078,069, which was equal to the securities amortized cost plus accrued interest, in accordance with Rule 17a-9 under the 1940 Act.

On October 24, 2007, an affiliate of the Investment Adviser purchased the Funds position in Axon Financial Funding LLC, which was no longer deemed an Eligible Security as defined in paragraph (a) (10) of Rule 2a-4. The securities were purchased for cash for an aggregate price of $268,764,270, which was equal to the securities amortized cost plus accrued interest, in accordance with Rule 17a-9 under the 1940 Act.

These transactions did not result in any gain or loss to the Fund.